                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

The AES Corporation                  )                          File No. 70-9465

            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935

                  On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27063 in File No. 70-9465 ("Exemption Order") granting an exemption under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended, ("the Act") to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under rule 24 within 60 days of the closing of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. The acquisition of CILCORP by AES occurred on October 18, 1999 (as previously noticed to the Commission on October 28, 1999). Accordingly, this is AES' first filing pursuant to the Exemption Order. The requested certificate is set forth below (as an attachment) for the period ending December 31, 1999.

                                           Respectfully submitted,

                                           /s/ Earle H. O'Donnell
                                           -------------------------------------
                                           Earle H. O'Donnell, Esq.
                                           Donna M. Attanasio, Esq.
                                           Dewey Ballantine LLP
                                           1775 Pennsylvania Avenue, NW
                                           Washington, D.C.   20006

Dated:  February 29, 2000

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                         QUARTER ENDED DECEMBER 31, 1999

ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended December 31, 1999:
         a) 12 months ended December 31, 1999 pro rata consolidated income statement
         b) 12 months ended December 31, 1999 GAAP consolidated income statement

2)       Balance Sheet of The AES Corporation at December 31, 1999
         a)       GAAP Basis Consolidated Balance Sheet
         b)       Pro Rata Consolidated Balance Sheet


3)       Statement of Income of CILCORP for the 12 months ended December 31,
         1999


4)       Statement of Income of CILCO for the 12 months ended December 31, 1999


5)       Consolidated Balance Sheet of CILCORP at December 31, 1999


6)       Consolidated Balance Sheet of CILCO at December 31, 1999

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS - PRORATA
FOR THE PERIOD ENDED DECEMBER 31, 1999

--------------------------------------------------------
                                  Twelve
                                  Months           %
                                  ENDED            OF
                                 12/31/99        SALES
--------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                 $ 4,309         100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                        2,977          69%
Selling, general and
 administrative
 expenses                               71           2%
Provision to reduce
 contract receivables                    6            -
                                -----------

TOTAL OPERATING COSTS
 AND EXPENSES                        3,053          71%
                                -----------

OPERATING INCOME                     1,256          29%

OTHER INCOME AND
 (EXPENSE):
Interest expense                      (817)        -19%
Interest and other
 income                                176           3%
Foreign currency
 transaction gain (loss)              (195)           -

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                              420          10%

Income tax provision                   111           3%
Minority interest                       64           1%
                                -----------

INCOME BEFORE
 EXTRAORDINARY ITEM                    245           6%

Extraordinary item, net of tax -
Early extinguishment of debt           (17)          0%
                                -----------

NET INCOME                           $ 228           5%
                                ===========

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 1999

----------------------------------------------------------------
                                          Twelve
                                          Months            %
                                          Ended             OF
                                          12/31/99         SALES
----------------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                         $ 3,253       100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                                2,249        69%
Selling, general and
 administrative
 expenses                                       71         2%
Provision to reduce
 contract receivables                            8          -
                                        -----------

TOTAL OPERATING COSTS
 AND EXPENSES                                2,328        71%
                                        -----------

OPERATING INCOME                               925        29%

OTHER INCOME AND
 (EXPENSE):
Interest expense                              (641)      -20%
Interest and other
 income                                        106         2%
Foreign currency
 transaction gain (loss)                         9          -
Equity in earnings of
 affiliates (before
 income tax):
     Earnings of
      affiliates             $ 224
     Foreign currency
      transaction
      loss                    (203)
                         ----------
     Total                      21              21         1%
                                        -----------

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                      420        13%

Income tax provision                           111         3%
Minority interest                               64         2%
                                        -----------

INCOME BEFORE
 EXTRAORDINARY ITEM                            245         8%

Extraordinary item, net of tax -
Early extinguishment of debt                   (17)       -1%
                                        -----------

NET INCOME                                   $ 228         7%
                                        ===========

The AES Corporation
GAAP Consolidated Balance Sheet
December 31, 1999

                                                 31-Dec-99
                                                -----------
                                              ($ in millions)
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                         750
     Short-term investments                             27
     Accounts receivable, net                          858
     Intercompany receivable                             0
     Inventory                                         315
     Receivable from affiliates                          0
     Deferred income taxes                             385
     Prepaid expenses and other current assets         322
                                                -----------
     TOTAL CURRENT ASSETS                            2,657

PROPERTY, PLANT AND EQUIPMENT
     Land                                              219
     Electric generation and distribution assets    13,130
     Accumulated depreciation and amortization        (750)
     Construction in progress                        1,517
                                                -----------
     PROPERTY, PLANT AND EQUIPMENT, NET             14,115

OTHER ASSETS
     Deferred financing costs                          333
     Accumulated amortization                          (98)
     Project development costs                          65
     Investments in and advances to affiliates       1,570
     Debt service reserves and other deposits          347
     Electricity sales concessions and contracts     1,061
     Goodwill                                          802
     Other assets                                      892
     Balancing Account                                   0
                                                -----------
     TOTAL OTHER ASSETS                              4,972

                                                ===========
     TOTAL                                          21,744
                                                ===========


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                  378
     Intercompany payable                                0
     Accrued interest                                  269
     Accrued and other liabilities                     656
     Other notes payable - current portion             336
     Project financing debt - current portion          508
                                                -----------
     TOTAL CURRENT LIABILITIES                       2,145

LONG-TERM LIABILITIES
     Project financing debt                          9,358
     Other notes payable                             2,417
     Intercompany loans                                  0
     Deferred incomes taxes                          2,173
     Other long-term liabilities                       641
                                                -----------
     TOTAL LONG-TERM LIABILITIES                    14,589

     Minority interest                               1,340

     TECONS                                          1,068

     Preferred Stocks                                   66

STOCKHOLDERS' EQUITY
     Common Stock                                        2
     Contributed capital / Additional paid in capital2,602
     Retained earnings                                 892
     Net income (Loss)                                 229
     Accumulated other comprehensive loss           (1,189)
                                                -----------
     TOTAL STOCKHOLDERS' EQUITY                      2,536

                                                ===========
     TOTAL                                          21,744
                                                ===========

                               THE AES CORPORATION
                       PRORATA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)


                                                                                        December 31,
                                                                                            1999
                                                                                    ---------------------
                                                                                      ($ in millions)
ASSETS
Current Assets
Cash and cash equivalents                                                                            752
Short-term investments                                                                                27
Accounts receivable, net                                                                             894
Inventory                                                                                            315
Deferred income taxes                                                                                442
Prepaid expenses and other current assets                                                            558
                                                                                    ---------------------
Total current assets                                                                               2,988

Property, Plant and Equipment
Land                                                                                                 219
Electric generation and distribution assets                                                       13,156
Accumulated depreciation and amortization                                                           -755
Construction in progress                                                                           1,589
                                                                                    ---------------------
Property, plant and equipment, net                                                                14,209

Other Assets
Deferred financing costs, net                                                                        246
Project development costs                                                                             81
Investments in and advances to affiliates                                                          2,008
Debt service reserves and other deposits                                                             401
Electricity sales concessions and contracts                                                        1,087
Goodwill                                                                                             795
Other assets                                                                                         944
                                                                                    ---------------------
Total other assets                                                                                 5,562

                                                                                    =====================
Total                                                                                             22,759
                                                                                    =====================


LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                                                                     857
Accrued interest                                                                                     302
Accrued and other liabilities                                                                        672
Other notes payable - current portion                                                                336
Project financing debt - current portion                                                             511
                                                                                    ---------------------
Total current liabilities                                                                          2,678

Long-Term Liabilities
Project financing debt                                                                             9,224
Other notes payable                                                                                2,420
Deferred incomes taxes                                                                             2,187
Other long-term liabilities                                                                          655
                                                                                    ---------------------
Total long-term liabilities                                                                       14,486

Minority interest                                                                                  1,209

TECONS                                                                                             1,068

Preferred Stock                                                                                       66

Stockholders' Equity
Common Stock                                                                                           2
Additional paid in capital                                                                         6,802
Retained earnings                                                                                  1,067
Accumulated other comprehensive loss                                                              -4,619
                                                                                    ---------------------
Total stockholders' equity                                                                         3,252

                                                                                    =====================
Total                                                                                             22,759
                                                                                    =====================

                        Consolidated Statements of Income
                          CILCORP Inc. and Subsidiaries

                                                   Twelve Months Ended
                                                        12/31/99
Revenue:
Electric Utility                                         $ 372,714
Gas Utility                                                180,760
Other businesses                                            27,376
                                                     --------------
        Total                                              580,850
                                                     --------------
Operating expenses:
Fuel for generation and purchased power                    137,999
Gas purchased for resale                                   112,315
Other operations and maintenance                           178,610
Depreciation and amortization                               70,246
Taxes, other than income taxes                              40,308
                                                     --------------
        Total                                              539,478
                                                     --------------
Fixed charges and other:
Interest expense                                            36,968
Preferred stock dividends of subsidiary                      3,208
Allowance for funds used during construction                  (158)
Other                                                        1,037
                                                     --------------
        Total                                               41,055
                                                     --------------
Income from continuing operations before
  income taxes                                                 317
Income taxes                                                   162
                                                     --------------

Net income (loss) from continuing operations                   155

Income (Loss) from operations of discontinued
  business, net of taxes                                      (620)
Extraordinary Item
                                                     --------------
  Net income (loss) before minority interest                  (465)

Minority Interest                                                -

                                                     --------------
  Net income (loss)                                           (465)

Other comprehensive income                                       -

                                                     --------------
Comprehensive income (loss)                                 $ (465)
                                                     ==============

Central Illinois Light Company

                        Consolidated Statements of Income


For the Years Ended December 31                                      1999
                                                                 (In thousands)

Operating Revenues:
Electric                                                           $372,714
Gas                                                                 180,760
                                                                   --------
     Total Operating Revenues                                       553,474
                                                                   --------
Operating Expenses:
Cost of Fuel                                                         77,748
Cost of Gas                                                          99,293
Purchased Power                                                      60,251
Other Operations and Maintenance                                    153,885
Depreciation and Amortization                                        66,686
Income Taxes                                                         11,276
State and Local Taxes on Revenue                                     26,930
Other Taxes                                                          13,335
                                                                   --------
     Total Operating Expenses                                       509,404
                                                                   --------
Operating Income                                                     44,070
                                                                   --------
Other Income and Deductions:
Cost of Equity Funds Capitalized                                         --
CILCO-owned Life Insurance, Net                                      (1,037)
Other, Net                                                             (558)
                                                                   --------
     Total Other Income and (Deductions)                             (1,595)
                                                                   --------
Income Before Interest Expenses                                      42,475
                                                                   --------
Interest Expenses:
Interest on Long-term Debt                                           19,234
Cost of Borrowed Funds Capitalized                                     (158)
Other                                                                 4,150
                                                                   --------
     Total Interest Expenses                                         23,226
                                                                   --------
Net Income Before Extraordinary Item and
  Preferred Dividends                                                19,249
Extraordinary Item                                                       --
                                                                   --------
Net Income Before Preferred Dividends                                19,249

Dividends on Preferred Stock                                          3,208
                                                                   --------
Net Income Available for Common Stock                              $ 16,041
                                                                   --------
Other Comprehensive Income                                              785
Comprehensive Income                                               $ 16,826
                                                                   ========

Consolidated Balance Sheets
CILCORP Inc. and Subsidiaries


Assets (As of December 31)                                                        1999
                                                                             (In thousands)
 Current Assets:
 Cash and Temporary Cash Investments                                          $   11,220
 Receivables, Less Reserves of $1,296 and $3,411                                  60,072
 Accrued Unbilled Revenue                                                         35,526
 Fuel, at Average Cost                                                            14,392
 Materials and Supplies, at Average Cost                                          16,165
 Gas in Underground Storage, at Average Cost                                      21,196
 Prepayments and Other                                                            20,970
                                                                              ----------
   Total Current Assets                                                          179,541
                                                                              ----------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  143,697
 Other Investments                                                                27,219
                                                                              ----------
   Total Investments and Other Property                                          170,916
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      624,889
   Gas                                                                           208,520
                                                                              ----------
                                                                                 833,409
 Less-Accumulated Provision for Depreciation                                       8,898
                                                                              ----------
                                                                                 824,511
 Construction Work in Progress                                                    38,068
 Other, Net of Depreciation                                                          298
                                                                              ----------
   Total Property, Plant and Equipment                                           862,877
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization
   of $2,881                                                                     569,983
 Other                                                                            47,636
                                                                              ----------
   Total Other Assets                                                            617,619
                                                                              ----------
   Total Assets                                                               $1,830,953
                                                                              ==========

Consolidated Balance Sheets
CILCORP Inc. and Subsidiaries


Liabilities and Stockholders' Equity (As of December 31)                       1999
                                                                            (In thousands)

Current Liabilities:

Current Portion of Long-Term Debt                                            $   30,000
Notes Payable                                                                    91,900
Accounts Payable                                                                 41,429
Accrued Taxes                                                                    14,670
Accrued Interest                                                                 18,296
FCA/PGA Over-Recoveries                                                             127
Other                                                                             5,742
                                                                             ----------
  Total Current Liabilities                                                     202,164
                                                                             ----------
Long-Term Debt                                                                  731,760
                                                                             ----------
Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                           237,557
Regulatory Liability of Regulated Subsidiary                                     31,367
Deferred Investment Tax Credit                                                   17,791
Other                                                                            76,106
                                                                             ----------
  Total Deferred Credits                                                        362,821
                                                                             ----------
Preferred Stock of Subsidiary                                                    66,120
                                                                             ----------
Stockholders' Equity:
Common Stock, no par value; Authorized 10,000
  and 50,000,000 shares - Outstanding 1,000
  and 13,610,680 shares                                                              --
Additional Paid in Capital                                                      468,833
Retained Earnings                                                                  (745)
Accumulated Other Comprehensive Income                                               --
                                                                             ----------
  Total Stockholders' Equity                                                    468,088
                                                                             ----------
  Total Liabilities and Stockholders' Equity                                 $1,830,953
                                                                             ==========

                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                     Assets


As of December 31                                                             1999
                                                                         (In thousands)
Utility Plant, At Original Cost:
  Electric                                                                  $1,263,190
  Gas                                                                          431,887
                                                                            ----------
                                                                             1,695,077
  Less-Accumulated Provision for Depreciation                                  870,566
                                                                            ----------
                                                                               824,511
Construction Work in Progress                                                   38,068
Plant Acquisition Adjustments, Net of
  Amortization                                                                      --
                                                                            ----------
    Total Utility Plant                                                        862,579
                                                                            ----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $53,558 in 1999 and $48,132 in 1998)                                           3,106
Other                                                                            1,179
                                                                            ----------
    Total Other Property and Investments                                         4,285
                                                                            ----------
Current Assets:
Cash and Temporary Cash Investments                                              8,548
Receivables, Less Reserves of $1,296 and $1,106                                 42,410
Accrued Unbilled Revenue                                                        35,071
Fuel, at Average Cost                                                           14,392
Materials and Supplies, at Average Cost                                         15,967
Gas in Underground Storage, at Average Cost                                     21,196
Prepaid Taxes                                                                    6,165
Other                                                                           20,878
                                                                            ----------
    Total Current Assets                                                       164,627
                                                                            ----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                              2,941
Unamortized Debt Expense                                                         1,552
Prepaid Pension Cost                                                               259
Other                                                                           20,037
                                                                            ----------
    Total Deferred Debits                                                       24,789
                                                                            ----------
Total Assets                                                               $1,056,280
                                                                            ==========

                         Central Illinois Light Company
                           Consolidated Balance Sheets
                         Capitalization and Liabilities


As of December 31                                                             1999
                                                                         (In thousands)
Capitalization:
Common Shareholder's Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                                                       $  185,661
  Additional Paid in Capital                                                    27,000
  Retained Earnings                                                            121,564
  Accumulated Other Comprehensive Income                                           (60)
                                                                            ----------
    Total Common Shareholder's Equity                                          334,165
Preferred Stock Without Mandatory Redemption                                    44,120
Preferred Stock With Mandatory Redemption                                       22,000
Long-term Debt                                                                 237,934
                                                                            ----------
    Total Capitalization                                                       638,219
                                                                            ----------
Current Liabilities:
Current Maturities of Long-Term Debt                                            30,000
Notes Payable                                                                   46,900
Accounts Payable                                                                35,859
Accrued Taxes                                                                   25,520
Accrued Interest                                                                 9,485
PGA Over-Recoveries                                                                127
Level Payment Plan                                                                 956
Other                                                                            4,714
                                                                            ----------
    Total Current Liabilities                                                  153,561
                                                                            ----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                              136,077
Regulatory Liability                                                            31,367
Investment Tax Credits                                                          17,792
Capital Lease Obligation                                                         1,183
Other                                                                           78,081
                                                                            ----------
    Total Deferred Liabilities and Credits                                     264,500
                                                                            ----------
Total Capitalization and Liabilities                                        $1,056,280
                                                                            ==========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these balance sheets.

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ---------------------------------------------------- ------------------------
                                                              12 MOS. 12/31/99
     ---------------------------------------------------- ------------------------
     GROSS REVENUES %-CILCO                                                15.14%
     CILCO                                                                    562
     AES                                                                    3,253
     AES/CILCORP                                                            3,713
     ---------------------------------------------------- ------------------------
     GROSS REVENUES %-CILCORP                                              15.65%
     CILCORP (Including CILCO)                                                581
     AES                                                                    3,253
     AES/CILCORP                                                            3,713
     ---------------------------------------------------- ------------------------
     NET OPERATING REVENUES %-CILCO                                        12.69%
     CILCO                                                                    376
     AES                                                                    2,655
     AES/CILCORP                                                            2,962
     ---------------------------------------------------- ------------------------
     NET OPERATING REVENUES %-CILCORP                                      13.64%
     CILCORP (Including CILCO)                                                404
     AES                                                                    2,655
     AES/CILCORP                                                            2,962
     ---------------------------------------------------- ------------------------
     OPERATING INCOME %-CILCO                                               5.78%
     CILCO                                                                     55
     AES                                                                      925
     AES/CILCORP                                                              952
     ---------------------------------------------------- ------------------------
     OPERATING INCOME %-CILCORP                                             4.30%
     CILCORP (Including CILCO)                                                 41
     AES                                                                      925
     AES/CILCORP                                                              952
     ---------------------------------------------------- ------------------------
     NET INCOME %-CILCO                                                     6.99%
     CILCO                                                                     16
     AES                                                                      228
     AES/CILCORP                                                              229
     ---------------------------------------------------- ------------------------
     NET INCOME %-CILCORP                                                   -.44%
     CILCORP (Including CILCO)                                                (1)
     AES                                                                      228
     AES/CILCORP                                                              229
     ---------------------------------------------------- ------------------------
     NET ASSETS %-CILCO                                                     4.86%
     CILCO                                                                  1,056
     AES                                                                   21,744
     AES/CILCORP                                                           21,744
     ---------------------------------------------------- ------------------------
     NET ASSETS %-CILCORP                                                   8.42%
     CILCORP (Including CILCO)                                              1,831
     AES                                                                   21,744
     AES/CILCORP                                                           21,744
     ---------------------------------------------------- ------------------------

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     ---------------------------------------------------- ------------------------
                                                             12 MOS. 12/31/99
     ---------------------------------------------------- ------------------------
     GROSS REVENUES %-CILCO                                                11.78%
     CILCO                                                                    562
     AES                                                                    4,309
     AES/CILCORP                                                            4,769
     ---------------------------------------------------- ------------------------
     GROSS REVENUES %-CILCORP                                              12.18%
     CILCORP (Including CILCO)                                                581
     AES                                                                    4,309
     AES/CILCORP                                                            4,769
     ---------------------------------------------------- ------------------------
     NET OPERATING REVENUES %-CILCO                                         9.49%
     CILCO                                                                    376
     AES                                                                    3,656
     AES/CILCORP                                                            3,963
     ---------------------------------------------------- ------------------------
     NET OPERATING REVENUES %-CILCORP                                      10.19%
     CILCORP (Including CILCO)                                                404
     AES                                                                    3,656
     AES/CILCORP                                                            3,963
     ---------------------------------------------------- ------------------------
     OPERATING INCOME %-CILCO                                               4.29%
     CILCO                                                                     55
     AES                                                                    1,256
     AES/CILCORP                                                            1,283
     ---------------------------------------------------- ------------------------
     OPERATING INCOME %-CILCORP                                             3.20%
     CILCORP (Including CILCO)                                                 41
     AES                                                                    1,256
     AES/CILCORP                                                            1,283
     ---------------------------------------------------- ------------------------
     NET INCOME %-CILCO                                                     6.99%
     CILCO                                                                     16
     AES                                                                      228
     AES/CILCORP                                                              229
     ---------------------------------------------------- ------------------------
     NET INCOME %-CILCORP                                                   -.44%
     CILCORP (Including CILCO)                                                (1)
     AES                                                                      228
     AES/CILCORP                                                              229
     ---------------------------------------------------- ------------------------
     NET ASSETS %-CILCO                                                     4.64%
     CILCO                                                                  1,056
     AES                                                                   22,759
     AES/CILCORP                                                           22,759
     ---------------------------------------------------- ------------------------
     NET ASSETS %-CILCORP                                                   8.05%
     CILCORP (Including CILCO)                                              1,831
     AES                                                                   22,759
     AES/CILCORP                                                           22,759
     ---------------------------------------------------- ------------------------

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at December 31, 1999 (excluding CILCO):

                                                                                       AES          AES
                                                                        Capacity     Interest      Equity    Regulatory
     UNIT                                              Country            (MW)         (%)          (MW)       Status
     ----                                              -------            ----         ---                     ------
     AES Deepwater                                       USA                 143      100.00       143.00        QF
     AES Beaver Valley                                   USA                 125      100.00       125.00        QF
     AES Placerita                                       USA                 120      100.00       120.00        QF
     AES Thames                                          USA                 181      100.00       181.00        QF
     AES Shady Point                                     USA                 320      100.00       320.00        QF
     AES Hawaii                                          USA                 180      100.00       180.00        QF
     AES Warrior Run                                     USA                 180      100.00       180.00        QF
     AES Eastern Energy (6 plants)                       USA               1,437      100.00      1437.00       EWG
     AES Alamitos                                        USA               2,083      100.00     2,083.00       EWG
     AES Redondo Beach                                   USA               1,310      100.00     1,310.00       EWG
     AES Huntington Beach                                USA                 563      100.00       563.00       EWG
     AES Kingston                                      Canada                110       50.00        55.00       EWG
     AES San Nicholas                                 Argentina              650       69.00       448.50       EWG
     AES Cabra Corral                                 Argentina              102       98.00        99.96       FUCO
     AES El Tunal                                     Argentina               10       98.00         9.80       FUCO
     AES Sarmiento                                    Argentina               33       98.00        32.34       FUCO
     AES Ullum                                        Argentina               45       98.00        44.10       FUCO
     AES Quebrada                                     Argentina               45      100.00        45.00       FUCO
     Fontes Nova-Light                                 Brazil                144       13.75        19.80       FUCO
     Ilha dos Pombos - Light                           Brazil                164       13.75        22.55       FUCO
     Nilo Pecanha - Light                              Brazil                380       13.75        52.25       FUCO
     Pereira Passos - Light                            Brazil                100       13.75        13.75       FUCO
     CEMIG (37 plants)                                 Brazil              5,668      20.96*     1,188.14       FUCO
     EGE Bayano                                        Panama                192       49.00        94.08       FUCO
     EGE Chiriqui                                      Panama                 90       49.00        44.10       FUCO
     AES Los Mina                                     Dom. Rep.              210      100.00       210.00       EWG
     ECOGEN (2 plants)                                Australia              966      100.00       966.00       FUCO
     AES Mt. Stuart                                   Australia              288      100.00       288.00       FUCO
     AES Xiangci - Cili                                 China                 26       51.00        13.26       FUCO
     AES Wuxi                                           China                 63       55.00        34.65       FUCO
     Wuhu                                               China                250       25.00        62.50       FUCO
     Yangchun                                           China                 15       25.00         3.75       FUCO
     Chengdu Lotus City                                 China                 48       35.00        16.80       FUCO
     AES Jiaozou                                        China                250       70.00       175.00       FUCO
     AES Hefei                                          China                115       70.00        80.50       FUCO
     AES Fuling Aixi                                 Kazakhstan               50       70.00        35.00       FUCO
     AES Ekibastuz                                   Kazakhstan            4,000       70.00     2,800.00       FUCO
     AES Ust-Kamenogorsk GES                         Kazakhstan              332       85.00       282.20       FUCO
     AES Shulbinsk GES                               Kazakhstan              702       85.00       596.70       FUCO
     AES Ust-Kamenogorsk TETS                        Kazakhstan              240       85.00       204.00       FUCO
     AES Leninogorsk TETS                            Kazakhstan               50       85.00        42.50       FUCO
     AES Sogrinsk TETS                               Kazakhstan               50       85.00        42.50       FUCO
     AES Semiplatinsk TETS                           Kazakhstan               10       85.00         8.50       FUCO
     OPGC                                               India                420       49.00       205.80       FUCO
     AES Lal Pir                                      Pakistan               351       90.00       315.90       FUCO

     AES Pak Gen                                      Pakistan               344       90.00       309.60       FUCO
     AES Borsod                                        Hungary               171       96.00       164.16       FUCO
     AES Tisza II                                      Hungary               860       96.00       825.60       FUCO
     AES Tiszapalkonya                                 Hungary               250       96.00       240.00       FUCO
     AES Elsta                                       Netherlands             405       50.00       202.50       FUCO
     Medway                                             U.K.                 688       25.00       172.00       FUCO
     AES Indian Queens                                  U.K.                 140      100.00       140.00       EWG
     Kilroot                                            U.K.                 520       47.00       244.40       FUCO
     Belfast West                                       U.K.                 240       47.00       112.80       FUCO
     AES Barry                                          U.K.                 230      100.00       230.00       FUCO
     AES Drax Power Ltd.                                U.K.                3960      100.00         3960       FUCO
     AES Tiete (10 plants)                             Brazil               2644       39.00         1031       FUCO
     TOTAL - December 31, 1999                                            33,263                 23056.99
     Pct. Of Foreign Generation                                           80.03%                   71.20%

         * CEMIG owns 21.648% of 36 plants accounting for 5,458 MW and 3.14% of 1 plant accounting for 210 MW.

CILCO Generating Plants at December 31, 1999:

                                                                                     AES      AES Equity
                                                                      Capacity     Interest       (MW)       Regulatory
     UNIT                                              COUNTRY          (MW)         (%)                       STATUS
     ----                                              -------          ----         ---                       ------
     Edwards (3 units)                                   USA                 740    100.00            740      IL PUC
     Duck Creek                                          USA                 366    100.00            366      IL PUC
     Indian Trails                                       USA                  16    100.00             16      IL PUC
     Sterling Avenue                                     USA                  30    100.00             30      IL PUC
                                                                              --                       --
     TOTAL - December 31, 1999                                             1,152                    1,152



Revenues from generation capacity - 12 months ended December 31, 1999:

                                                    ($MM)
         CILCO                                       149         6%
         AES (excluding CILCO)                       2,210      94%
                                                     -----      ---
              Total                                  2,359    100%


CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

As this is the first certificate filed by AES in response to the Exemption Order, the requirement to report changes during the period since the last report is not applicable. Changes will be reported on a going-forward basis.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC AND GAS DISTRIBUTION:

                                                                               ($MM)

CILCO elec/gas transmission/distribution assets at December 31, 1999              755
Total AES (excl CILCO) electric distr. assets at December 31, 1999              4,921

     Total transmission and distribution assets                                 5,676

CILCO elec/gas transm/distr revenues - 12 mos. December 31, 1999                  404
AES (excl CILCO) electric distr. revenues - 12 mos. December 31, 1999           1,978
                                                                                -----
     Total electric/gas transm/distr. revenues                                  2,382

CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES distribution revenues are derived from the total distribution revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

As this is the first certificate filed by AES in response to the SEC's Exemption Order, the requirement to report changes during the period since the last report is not applicable. Changes will be reported on a going-forward basis.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system.

ITEM (6) PER EXEMPTION ORDER:

No application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position of AES oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of February, 2000 by the undersigned thereunto duly authorized.

                                                   The AES Corporation

                                               By: /s/ William R. Luraschi
                                                   -----------------------------
                                                   William R. Luraschi
                                                   General Counsel and Secretary